Filed by the Steak n Shake Company
Pursuant to Rule 425 under the Securities
Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended
Registration No.: 333-163192

Subject Company:
Western Sizzlin Corporation
(Commission File No. 001-13650)

Dear Steak n Shake Shareholders:

If fiscal 2008 was annus horribilis, and it was truly horrible, then, by contrast, fiscal 2009 was annus mirabilis, or a miraculous year. 2009 was a year marked by the reversal of the decline in customer traffic that had been troubling Steak n Shake over most of the last decade as well as a welcome reversal of operating losses that started in late fiscal 2007. In this letter, I will review with you the turnaround of the restaurant chain, the transformation of the Steak n Shake firm into a diversified holding company, its pending acquisition of Western Sizzlin Corporation, and other information that I would want to know if I were in your position.

As I wrote in last year’s Chairman’s Letter, a copy of which is available on our website (steaknshake.com), to revitalize Steak n Shake, we set several goals: form a strong management team, achieve a low cost structure, maintain a sound balance sheet, establish a focused strategy, and ultimately execute the plan effectively. To engineer our turnaround required drastic changes in strategy, operations, and culture. Otherwise, Steak n Shake would have devolved into a footnote in the history of iconic American brands. When I assumed the CEO position, I quickly arrived at many of my decisions in an ambiguous, nebulous environment. We had no time to waste because Steak n Shake was hemorrhaging losses — to the discordant tune of almost $100,000 per day. Sleeping was not an option; it cost too much!

However, we simply implemented the plan as laid out to you, and — thanks to our 20,000 associates — the company turned the corner in less than a year. The game plan worked because we prioritized the customer first, second, and third.

A critical impetus for our business’s metamorphosis has featured slashing noncompetitive levels of expenses to achieve sustainable cost advantages. We have disproved the outworn quotation, “You can’t cut your way to success.” This overused adage is hazardous to decision-making acuity. Our former high cost structure had been a significant competitive disadvantage. Thus, we reasoned that lowering it was crucial. We are demons on costs, and trimming them is now embedded in our corporate DNA. Over a year ago, the company’s elevated operating costs were being passed along to the customer. However, the problem was undeniable: The customer was unwilling to pay for them, as evidenced by declining traffic. As a consequence, we needed to lower our cost structure in order to pass along most of the savings to the customer. Achieving sustainable cost advantages is the cornerstone of our business model. Consequently, after understanding the consumers’ coordinates of value, we repositioned the Steak n Shake brand. Our extremely strong value proposition resonated with consumers because they perceived and actually received far more in quality, taste, and service than the price they paid. After all, who could resist our savory steakburger or delicious hand-dipped milkshake? We have consistently succeeded in forming fine gustatory habits around our burgers and shakes — our core products — old favorites that won’t go out of style.  Our premise is simple: Great value for customers translates into great results for shareholders.

However, the daily grind is endless. We have a long row to hoe to attain best-in-class hospitality. We still continue to work on improving the customer’s experience. It is a daily, continuous, and unrelenting battle to exceed guests’ expectations. Therefore, while the turnaround has achieved success, I subscribe to the logical thinking of IBM’s late Thomas Watson, Sr. He believed that no business could be termed a successful one because in reality it never will be. In his words a business “is merely succeeding, going a little farther each year in its endeavor to succeed. Whenever an individual or a business decides that success has been attained, progress stops.” At Steak n Shake, we will never rest on our laurels.

Fiscal 2009 Results

For fiscal year 2009 we reported a net income of $6 million versus a net loss of $23 million in the prior year. (2009 and 2008 include non-cash charges of $2.6 million and $14.9 million, respectively.) Our love for the customer and hate for unwarranted cost underlay our strategy, which solved the revenue/expense problem. The more relevant figure than profit is the uplift in per-share intrinsic value. (Intrinsic value is calculated by taking all future cash flows into and out of a business and then discounting the resultant number at an appropriate interest rate.) While we don’t provide our estimate of intrinsic value, our intent is to supply you with information to advance your understanding of the business so you can arrive at your own approximation of value. Our plan is to create value on many dimensions over time.

Maximizing profit in fiscal 2010 is not our goal. Our rationale is that doing so could derail our prospects of building long-term value through strengthening our competitive position. Before Phil Cooley, Steak n Shake’s Vice Chairman, and I entered the business, shareholders suffered painfully from an ill-advised aggregate of concepts, such as lack of financial flexibility, absence of an ownership mentality, and an erroneous focus on short-term quarterly results.

Instead, we aim to grow long-term cash flows, not reported earnings. Our view on reported earnings is that they are not real until they are cash. And inasmuch as companies don’t go out of business because they run out of earnings but because they run out of cash, our propensity, logically, is to generate cash flow. Our view — we admonish — diverges from business management as practiced by most in corporate America. However, we prefer rational thought to irrational convention.

Below is a table of sales, profits, depreciation, and capital expenditures for the decade   before — and the year after — present management took over. Fiscal 2009, of course, is ours and marks the starting point for tracking our progress.

	($ in 000’s)
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Revenues	$350,879	$408,686	$445,191	$459,014	$499,104	$553,692	$606,912	$638,822	$654,142	$610,061	$627,042
Pre-Tax Earnings	$30,602	$33,204	$32,366	$35,895	$32,304	$42,438	$44,444	$42,292	$14,871	$(34,784)	$7,161
After-Tax Earnings	$19,881	$21,467	$20,796	$22,922	$20,861	$27,591	$30,222	$28,001	$11,808	$(22,979)	$5,998
Depreciation	$13,066	$18,375	$20,953	$23,243	$24,318	$24,858	$26,945	$28,967	$32,185	$33,659	$31,369
Capital Expenditures	$66,974	$75,765	$39,910	$41,351	$30,707	$46,278	$63,622	$80,840	$68,643	$31,443	$5,751

Incidentally, the generation of free cash flow in the past year exceeded that of any year during the last ten. Plainly, the capital that was sunk before we appeared on the scene failed to produce a return above its cost — but is currently being managed for maximum cash flow production. Although the past approach resulted in growing sales, it destroyed shareholder value in the process; our approach, we believe, will produce substantial and sustainable shareholder value. Naturally, any such claims should be corroborated by an impartial measure. And there is no better barometer of value creation over the very long haul than stock price. On that basis, note that the stock price was $12.77 at the end of fiscal 1998. However, almost a decade later, on August 5, 2008 when I took over as CEO, the stock price had dropped to $7.20. You should measure our results over the long term to ascertain the validity of our approach. Rest assured, we will fire ourselves if we fail to create value over time.

Customer Traffic and Same-Store Sales

Growing through existing stores is obviously superior to opening new ones. Same-store sales could be kindled through increases in customer traffic, or increases in the average check, or both.

Over the past 75 years Steak n Shake has endured both good and bad times. The last several years were the worst. In the fourth quarter of fiscal 2005, the company began a series of quarterly declines in same-store sales. Here is the table of customer traffic and same-store sales for the last 17 quarters.

	Customer Traffic				Same-Store Sales
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
2005	-	-	-	-6.7%	-	-	-	-3.0%
2006	-5.1%	-5.0%	-7.9%	-6.5%	-1.1%	-0.3%	-3.9%	-3.4%
2007	-3.8%	-6.0%	-5.7%	-6.6%	-1.7%	-4.7%	-4.3%	-3.9%
2008	-13.3%	-8.8%	-8.5%	-10.2%	-9.5%	-6.3%	-5.8%	-7.4%
2009	-0.9%	7.8%	13.4%	20.0%	-1.4%	2.4%	5.0%	10.1%

As illustrated in the table above, the brutality ended in the 2nd quarter of fiscal 2009. The reversal of declining traffic began in the middle of the first quarter, and the momentum carried throughout the year. The fourth quarter overall traffic and same-store sales bested the prior year by 20% and 10%, respectively. As we had designed, same-store sales constantly lagged behind increments in traffic. We traded check for traffic.

I do believe that trends in traffic and same-store sales are critical metrics, particularly in the midst of a turnaround. This premise constituted the overwhelming reason why I arranged for shareholders to receive the data quickly throughout fiscal 2009 via 8K filings. Given the company’s then precarious position, I wanted our shareholders apprised of our progress. Now that our restaurant operations have stabilized, no need exists to issue those figures before our quarterly results.

Furthermore, I have long postulated that same-store sales do not constitute the main, exclusive, or most important metric to evaluate results. If the main objective of management is growth in same-store sales, then hovering over that idea looms the ominous issue that the resultant number could be manipulated, for example, by spending heavily on marketing without achieving an appropriate return on investment.

Because metrics are proxies for performance, managing by a single metric causes the tail to wag the dog. Using just one metric is akin to taking a picture of a two-ton elephant: No single angle can capture the “big picture.” Analysts who evaluate same-store sales trends almost to the exclusion of other metrics, and the CEOs — who either primarily weigh that one piece of data or (shudder) listen to the pundits — do their best to deliver on that one statistic, but usually cost their shareholders dearly.

The all-encompassing and germane gauge is the company’s growth in intrinsic value, the pillar of our economic creed. Clearly, driving traffic profitably to our stores — and leveraging fixed restaurant-level costs — are welcome precursors to increasing cash flow.

Let me illustrate the worth of incremental traffic. Approximately 250,000 patrons daily frequent our restaurants. If we were able to pull in just 20 more guests a day per restaurant (which equates to about $130 in sales), the company would annually generate nearly $20 million in incremental revenue. I’ll let you estimate the cash flows from those sales (hint: marginal cost is low). Then put a multiple on it, and you too will be amazed how powerful it is to add just 20 more guests per restaurant per day. We certainly don’t want this idea to be all hat and no cattle. In fact, we want you to help us get the additional patronage. Consequently, we have included in this report (page 11) three special certificates for you, our owners, that are redeemable for a free shake: one for you, and two for you to pass on to friends. Consider yours as a special dividend! Nineteen thousand five hundred shareholders each handing out two certificates for a free milkshake, which we know possesses addictive power, will bring in repeat, nay, profitable repeat business.

Owner@steaknshake.com

We view you as a part owner of every one of our restaurants. Doubtless, it is sensible to have a mechanism allowing our owners to share the experience of their own store visits with the people who are managing them on their behalf. Furthermore, we are cultivating a culture linking ownership to accountability. To accommodate our stockholders, over a year ago we set up the email owner@steaknshake.com as a way for our owners to communicate their experiences with us, be they good or bad. The email, which goes to all members of the restaurant operation’s senior leadership team, has been both effective and cheap — in line with our motto. Over the course of the last year we have had terrific input from many owners of the company. Our email messages reinforce the high level of responsibility expected from the organization. You can be assured that each message is read, and when necessary the Steak n Shake team is dispatched quickly to remediate any problems. In fact, we have shared with our 20,000 employees many of your compliments as well as complaints. We want you to be proud of your ownership, and everyone can play a part, including shareholders.

There is only one caveat: The topic of the email must concern store experience by a stockholder. If the email comes from someone who is not a shareholder, namely a solicitor of products or services, he or she is guaranteed to lose the opportunity to gain the business. This email is reserved for our owners, exclusively, to discuss only matters pertaining to their own restaurant experience.

Franchising

Steak n Shake’s future growth lies in franchising.

I am quite excited about our prototypical Steak n Shake. The prototype, which is in its final stages of development, embodies a culmination of a year’s labor, time rife with much attention to detail and diligence to ensure that both the aesthetics and the unit economics are best-in-class.

Although we like the franchising business — because, if properly executed, it can provide a non-volatile revenue stream along with high returns on capital — nonetheless, we will be selective in accepting new franchisees and will be sticklers when approving real estate locations. We will not grow franchising simply for the sake of growth, but to augment the long-term value of our iconic brand.

We will fortify our brand through operators who possess the expertise and commitment to perform at a conspicuously high level. Additionally, they must demonstrate adroit operational execution as well as conformity with our program. This approach will make the brand a force to be reckoned with, amplifying the brand value for all in the system.

The Steak n Shake brand is portable. Thus, we intend to expand with the right partners throughout the country. Our offer to a franchisee is unmatched. After all, because we are one of the oldest chains in the nation, we have connections to generations of consumers; we are aided by the stark fact that we are not a Johnny-come-lately. The strength of the Steak n Shake brand has been substantiated by its successful start-up in the midst of the Great Depression and its successful turnaround in the midst of the Great Recession. We are a company that is sufficiently competent to perform in all economic seasons.

* * *

Holding Company

Simply because profits are generated in the restaurant business doesn’t mean the money must be reinvested there. The Steak n Shake restaurant chain has been resuscitated and now enjoys prodigious cash flows. The parent firm has been reorganized as a holding company and thus is now in the business of acquiring other businesses — with the objective of maximizing its intrinsic business value on a per share basis. Steak n Shake is no longer a static business; we run all our businesses on a cash basis with the conscious decision to redeploy that cash in the greenest, most fruitful pastures. The reinvestment of cash flow will be indispensable to magnifying the growth rate of intrinsic value. To attain our financial goal, we intend to invest in both related and unrelated businesses with varying economic characteristics. We are now channeling surplus cash from Steak n Shake to the parent and then deciding how best to reallocate the funds based upon opportunity cost.

The returns on invested capital from the operating businesses combined with my capital allocation work will produce our overall return, which, according to our criterion, must exceed the S&P 500 Index.

You should be aware that we have no investment committee intruding on capital and investment decisions. Any mistakes that would occur, and I assure you there will be errors, are mine. Further, when undertaking acquisitions, we will not utilize investment bankers. Doing so is simply not our style. I will never abdicate responsibility. If we don’t know enough about a business, we don’t want someone to teach us on your tab. My duty is to allot capital without regard to Steak n Shake’s past history, former philosophy, or other constraints. Our capital allocation is a matter of discovering where we can generate the highest returns, adjusted for relevant risks. In sum, opportunity will shape our company.

We acknowledge that this change in corporate direction will disappoint those who favor a “pure-play,” i.e., a company in which resources are reinvested only in one line of business. Of course, you will need to form your own views on whether you are comfortable with our idiosyncrasies. Otherwise, this is not a stock for you.

Western Sizzlin Corporation

Steak n Shake is in the process of purchasing Western Sizzlin Corp. for $23 million. This is a logical consolidation, which will expedite Steak n Shake’s morphing into a more diversified holding company.

To clarify events, I will present a brief odyssey of the last four years, which is the time span since Phil and I took over Western. In the summer of 2005, through my private investment firm, The Lion Fund, I took a position in Western and within months became its largest shareholder. At that time the company was engaged in franchising and operating restaurants, with all but a handful franchisee run. The restaurants include a family steakhouse and a steak and buffet concept under the names of Western Sizzlin, Wood Grill Buffet, and Great American Steak & Buffet. In the spring of 2006, Phil and I took control of Western. We restructured the corporation so that the parent became a holding company with operating subsidiaries, which dispatched all excess cash upstairs to the parent. Today, the company sports a healthy balance sheet and generates stable cash flows. To the core franchise business, we added a quilt of other businesses. Western now has 94 franchised locations, 5 company-owned, a joint venture, real estate property for development through Western Real Estate L.P., an approximate 9% ownership in publicly traded ITEX, and a 51% interest in Mustang Capital Advisors, an investment advisory company with around $45 million in assets under management.

Along with our earlier additions, over those four years we purchased major interests in two restaurant chains. The first was Friendly Ice Cream Corp. In the summer of 2006, I began allocating capital to Friendly.  Our pursuit involved a proxy battle that in less than a year after initiation resulted in the sale of Friendly, thereby earning Western a return of around 80%. I will refrain from recounting much of what you can read in the case study written by members of the Harvard Business School, Professors V.G. Narayanan and Fabrizio Ferri along with Senior Researcher James Weber. You may order a copy of the case study by visiting harvardbusiness.org.

By the time Friendly consummated its sale, I had already begun investing Western’s capital in the stock of The Steak n Shake Company. In due time, I put almost all of Western’s investable assets into Steak n Shake. To turn Steak n Shake around ultimately required my assuming control of the management of the company, a position I initially had not contemplated. But Phil and I were not going to preside over destruction of wealth, as would have occurred by maintaining Steak n Shake’s status quo. The upshot was that I now was leading two companies with identical holding company structures and objectives.

With The Steak n Shake Company emulating Western’s diversified system, the prospect of combining the assemblage of Western’s assets along with achieving cost savings appealed to me. Since I believed that both firms would benefit, I presented the opportunity to the respective boards of directors. The rationale for merger is straightforward: to reduce costs while increasing upside potential for the combined entities. The combination of these two firms would eliminate Western’s public company costs at the holding level as well as redundant operating costs at the subsidiary one. Many expenses could be pruned through leveraging Steak n Shake’s operational capabilities to optimize efficiency. To illustrate, the near eradication of redundant expenses in integrating business functions like franchise sales, marketing, accounting, purchasing, and legal is attractive cost cutting. Besides, Western’s franchisees would benefit from the combined buying power in procurement, Steak n Shake’s marketing prowess, and its highly effective information technology team.

The transaction will be financed by The Steak n Shake Company issuing five-year callable (after one year) subordinated debentures at an interest rate of 14%, or more meaningfully for a tax paying company like ours, just under 9% after-tax. (In anticipation of the proposed merger, Western distributed its stock in Steak n Shake to its shareholders.)

Because of my dual roles — identical positions at both companies— special committees of Western’s and Steak n Shake’s board of directors independently negotiated the price and terms of the proposed merger. Even though I did not set the terms of the deal, I am pleased for the stockholders of both firms. Knowing both operations intimately, I have confidence that the combination will be satisfactory for all stockholders.

Capital Structure

Strategically, our intention is to maintain a very strong balance sheet since we find it to be a source of competitive advantage. We started fiscal year 2009 with cash equivalents of $6.9 million and total debt under credit facilities of $30.7 million. We ended the year with a cash position of $51.4 million (plus $3 million in investments) and total debt under credit facilities of $18.6 million.

Most of the $51 million in cash equivalents is held at the parent company level and is earmarked for redeployment to acquire businesses or to purchase securities we believe could achieve high risk-adjusted returns. Cash returns are currently unremunerative. But they never burn a hole in our pockets. Our current financial posture permits us to exploit favorable opportunities as they arise. If cash is king, valuation is its queen. I think our conservative, opportunistic value approach is the most sensible way to earn a satisfactory return.

One note as you review our balance sheet: You will find us holding significant cash while maintaining debt. The reason we do not use the cash to pay off, say, our revolving credit facility is basic: The parent company holds most of the cash, and the debt is the burden of our restaurant-operating subsidiary. Consequently, we treat a subsidiary’s capital structure as independent from the parent’s. Furthermore, each subsidiary’s capital structure will vary and will be inversely related to its business risk.

Stock Split

Daily our emphasis is on the value of the company, not on its stock price. Our view is that if we assiduously tend to the former, the latter will fall in place. We are seeking to assemble and align ourselves with long-term investors whose purpose is to prosper in concert with the company. Because of our communications, these well-informed investors, we expect, would set prices for our stock that are reasonable.

To attract knowledgeable long-term owners, we will initiate a reverse stock split. A reverse stock split of 1-for-20, effective on December 18, 2009, will reduce the number of outstanding common shares of Steak n Shake from the present figure of roughly 28.8 million to 1.4 million. Thus, for every twenty shares you now own, you will end up with one. In no way does your wealth alter nor does that of the company’s intrinsic business value. The economic pie is the same; it just will be sliced into bigger pieces. This change, we hope, will dissuade speculators from participating in our stock. We are attempting to eliminate those who erroneously think that it is easier for a $10 stock to go to $20 than a $200 one to go to $400.

Shareholder Communications

We do not have an investor relations department. Furthermore, we sidestep quarterly conference calls, road shows, and routine public relations presentations. We think that sort of footwork is an unproductive use of our time and adds no value to your shares. After all, talk is cheap but cash isn’t. As Henry Ford said, “You can't build a reputation on what you are going to do.” To earn more money requires not a conversation but rolling up our sleeves and earning it through good, old-fashioned elbow grease.

However, to keep you apprised of our business progress, I will communicate with you in a variety of ways, striving for and anticipating that doing so will be far more informative than orthodox methods. For starters, I will cover pertinent information in the Chairman’s Letter and disclose as much about our business, philosophy, principles, specific processes, as make sense. We will also host an annual meeting in which we will spend as much time as essential during that day to answer your questions. In addition, we will disseminate to stockholders pertinent information through 10Qs, proxy statements, and press releases.

We will issue press releases on fiscal 2010 quarterly results after the market closes on January 29, May 21, and August 13. The 2010 annual report will be posted on our website on Saturday, December 11, 2010.

Our annual meeting will be held on Thursday, April 8, 2010 in New York City at the St. Regis Hotel. The bulk of the meeting, as previously mentioned, will center on answering your questions. We will begin at 1:00 pm and continue until all your questions are answered. To be fair to all 19,500 shareholders as well as to be efficient with our time, we utilize the annual meetings as a surrogate for one-on-one communication.

* * *

Because of my substantial financial interest in the company and my decision to use The Steak n Shake Company as a vehicle for creating value for all shareholders, I am personally committed to the company for the long haul. Along with my ownership, I have family, friends, and other shareholders who have made significant investments in the company. Additionally, over the years, other like-minded shareholders have demonstrated their commitment and confidence, which have fueled our eagerness to advance our mutual financial interests.

We look forward to welcoming you at the annual meeting on April 8, 2010.

Sardar Biglari
December 8, 2009	Chairman of the Board

ADDITIONAL INFORMATION CONCERNING THE TRANSACTION

Steak n Shake on November 18, 2009, filed a registration statement (File No. 333-163192) and related transaction statement on Schedule 13E-3 with the Securities and Exchange Commission (the "SEC") with respect to the proposed transaction with Western Sizzlin.  The registration statement (which has not yet become effective) includes a preliminary version (which is incomplete and subject to completion and change) of  Western's proxy statement for the special meeting of its stockholders to consider the merger and of Steak n Shake's prospectus with respect to the debentures.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS CAREFULLY (AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT STEAK N SHAKE, WESTERN, THE TRANSACTION AND RELATED MATTERS.  Investors may obtain free copies of the registration statement and of the proxy statement/prospectus (including the final proxy statement/prospectus and of any amendments or supplements to these documents, when available) and other documents filed by Steak n Shake and Western with the SEC through the SEC's web site at www.sec.gov.  In addition, Western stockholders may obtain free copies of the registration statement, proxy statement/prospectus and transaction statement (including the final proxy statement/prospectus and of any amendments or supplements to these documents, when available) from Western by directing such requests to Western, attention: Investor Relations, 401 Albemarle Ave SE, Roanoke, Virginia 24013, telephone at (540) 345-3195.

PARTICIPANTS IN THE SOLICITATION

Steak n Shake, Western and Western's directors and officers may be deemed to be participants in the solicitation of proxies from Western's stockholders in connection with the proposed merger involving Western and Steak n Shake.  Information regarding Western's directors and officers and a description of their interests in Western is contained in Western's definitive proxy statement on Schedule 14A with respect to its 2009 Annual Meeting of Stockholders, which was filed with the SEC on July 15, 2009, and will also be contained in the proxy statement/prospectus relating to the proposed merger when it becomes available.   Western's stockholders may obtain additional information about the direct and indirect interests of the participants in the acquisition, by security holdings or otherwise, by reading the proxy statement/prospectus and other materials filed or to be filed with the SEC when such information becomes available.